Exhibit 4: Organizational Structure

HR Ratings

Ownership Structure



Alberto Isaac Ramos Suárez
José Anibal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
HR Ratings LLC


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Head of Business Development
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Treasury and AP Sr. Executive Director
Human Resources and Material Resources Sr. Executive Director
US Business Development Executive Director
Business Development Executive Director
BD Director
BD Associate Director
Human Resources Director
IT Director
IT Associate Director
IT Sr. Associate
Operations Associate Director
Operations Sr. Associate
Operations Associate
Public Finance and Sovereign Debt Director
Public Finance and Sovereign Debt Manager
Public Finance and Sovereign Debt Sr. Associate
EASD Sr. Associate
US Public Finance Executive Director
Public Finance and Infrastructure Sr. Executive Director
Public Finance and Infrastructure Associate Director
Sustainable Impact Director
Corporates / ABS Sr. Executive Director
US Corporates Executive Director
2 Corporates / ABS Associate Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
US Financial Institutions Executive Director
Metodological Criteria Associate Director
Metodological Criteria Manager
3 Compliance Sr. Analyst
Compliance Analyst
Logistics Associate
Accounting Associate
Treasury and AP Associate
HR Associate
HR Sr. Analyst
3 HR Analyst
US HR Analyst
Receptionist
Data Sr. Analyst
3 Data Analyst
IT Analyst
IT Sr. Analyst
Accounts Receivable Associate
Accounts Receivable Analyst
BD Sr. Analyst
2 BD Analyst
Communications Associate
Internal Lawyer
3 Operations Analyst
Style Editor
2 PF Sr. Analyst
2 PF Associate
2 PF Sr. Analysts
2 PF Analyst
Infrastructure Sr. Analyst
Sustainable Impact Sr. Analyst
2 Corporates Associate
4 Corporates Sr. Analyst
3 Corporates Analyst
Corporates Intern
3 US Corporates Sr. Analyst
9 US Corporates Analyst
2 FI Sr. Associate
2 FI Associate
7 FI Sr. Analyst
9 FI Analyst
FI Intern
US FI Analyst
Metodological Criteria Analyst
2 Accounting Analyst
Treasury and AP Analyst
C. of the Board Assistant
2 Logistics
4 Cleaning Staff 15 Security Staff Logistics
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
HR Ratings
Credit Rating Agency